SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934

Commission File Number 000-49780

Southern Community Bancorp

(Exact name of registrant as specified in its charter)

250 North Orange Avenue, Orlando , Florida 34801; (407) 648-1844

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 Par Value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Community Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 16, 2005	By:	/s/ PAUL L. REYNOLDS
	Name:	Paul L. Reynolds
	Title:	Executive Vice President and
Secretary of Fifth Third Financial
Corporation (successor by merger to
First National Bankshares of Florida, Inc.
successor by merger to Southern Community Bancorp)